UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  4)

Transwitch Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

894065101

(CUSIP Number)

Jeffrey C. Soza, Esq.

Glaser, Weil, Fink, Jacobs & Shapiro, LLP

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 4 amends and supplements the Statement on Schedule 13D filed on December 31, 2007, as amended on January 31, 2008, May 14, 2008 and July 25, 2008 (as amended the “Schedule 13D) filed with the Securities and Exchange Commission by Brener International Group, LLC (“BIG”), Marbre Services, Ltd. and Clive Fleissig relating to the common stock, par value $.001 per share of Transwitch Corporation (the “Company”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D.

1.                                      Item 4 of the Schedule 13D is hereby amended and restated as follows:

On November 19, 2008 Gabriel Brener, Chairman and Chief Executive Officer of BIG, sent a letter to Dr. Santanu Das, Chief Executive Officer and President of the Company, a copy of which letter is attached hereto as Exhibit 99.3 and incorporated herein by reference.

2.                                      Item 7 of the Schedule 13D is herby amended and restated as follows:

Exhibit	Description
99.3	Letter dated November 19, 2008 from Gabriel Brener to Dr. Santanu Das.

3.                                      Except as specifically provided herein, this amendment does not modify any of the information previously reported in the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2008
Brener International Group, LLC

	By:	GABRIEL BRENER
Name: Gabriel Brener
Title: Chairman and Chief Executive Officer

Marbre Services, Ltd.

	By:	RUDY VALNER
Name: Rudy Valner
Title: Authorized Agent

CLIVE FLEISSIG
Clive Fleissig